UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CESCA THERAPEUTICS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

157131202

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 157131202	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
Carl Haefling

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
300,000 shares (1)

	6	SHARED VOTING POWER
154,400 shares (1)

	7	SOLE DISPOSITIVE POWER
300,000 shares (1)

	8	SHARED DISPOSITIVE POWER
154,400 shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
454,400 shares (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.6% (2)

12	TYPE OF REPORTING PERSON*
IN

_____________________
(1) As of December 31, 2016 (i) 300,000 shares of Common Stock were held of record by Mr. Haefling, (ii) 148,400 shares of Common Stock were held of record jointly by Mr. Haefling and his spouse, and (iii) 6,000 shares of Common Stock were held of record by Mr. Haefling's spouse.

(2)  9,790,500 shares of  Common Stock were issued and outstanding as of November 16, 2016, as reported in the issuer's Quarterly Report for the quarterly period ended September 30, 2016 on Form 10-Q, filed on November 17, 2016.  However, the percentage reported herein is based on 9,886,402 shares of Common Stock issued and outstanding as of January 13, 2017, as reported in issuer's registration statement on Form S-3, filed on January 20, 2017, which is the only report filed by the issuer with the Securities and Exchange Commission since the Form 10-Q filed on November 17, 2016 that provides such information, as of the date of this Schedule 13 G/A.

Item 1.

(a)	Name of Issuer: Cesca Therapeutics Inc.

(b)	Address of Issuer's Principal Executive Offices:

2711 Citrus Road
Rancho Cordova, California 95742

Item 2.

(a)	Name of Person Filing: Carl Haefling

(b)	Address of Principal Business Office or, if none, Residence:

9615 Watch Hill Dr. NW
Bainbridge Island, Washington 98110

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

(e)	CUSIP Number: 157131202

Item 3.	Filings pursuant to Rule 13d-1(b) or 13d-2(b)

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 454,400 shares(1)

(b)	Percent of Class: 4.6%(2)

(c)	Number of Shares as to which Such Person has:

(i)             sole power to vote or to direct the vote:  300,000 shares(1)
(ii)            shared power to vote or to direct the vote:  154,400 shares(1)
(iii)           sole power to dispose or to direct the disposition of:  300,000 shares(1)
(iv)           shared power to dispose or to direct the disposition of:  154,400 shares(1)

________________________________
(1) As of December 31, 2016 (i) 300,000 shares of Common Stock were held of record by Mr. Haefling, (ii) 148,400 shares of Common Stock were held of record jointly by Mr. Haefling and his spouse, and (iii) 6000 shares of Common Stock were held of record by Mr. Haefling's spouse.

(2) 9,790,500 shares of  Common Stock were issued and outstanding as of November 16, 2016, as reported in the issuer's Quarterly Report for the quarterly period ended September 30, 2016 on Form 10-Q, filed on November 17, 2016.  However, the percentage reported herein is based on 9,886,402 shares of Common Stock issued and outstanding as of January 13, 2017, as reported in issuer's registration statement on Form S-3, filed on January 20, 2017, which is the only report filed by the issuer with the Securities and Exchange Commission since the Form 10-Q filed on November 17, 2016 that provides such information, as of the date of this Schedule 13 G/A.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

With respect to the beneficial ownership reported for Carl Haefling, 6,000 shares are held by Mr. Haefling's spouse, who has the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 8, 2017	/s/ Carl Haefling
Carl Haefling